SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2010

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This report on Form 6-K is being filed for the sole purpose of supplementing certain prior Forms 6-K with respect to filings by the Registrant of Material Change Reports [Form 51-102F3] with the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

	By:	/s/ ROD CHISHOLM
Name: Rod Chisholm
Title: Chief Financial Officer

Date: January 21, 2010

EXHIBITS

Exhibit 99.1	Material Change Report, dated January 5, 2009, including Appendix A thereto.

Exhibit 99.2	Material Change Report, dated January 8, 2009, including Appendix A thereto.

Exhibit 99.3	Material Change Report, dated March 12, 2009, including Appendix A thereto.

Exhibit 99.4	Material Change Report, dated April 2, 2009, including Appendix A thereto.

Exhibit 99.5	Material Change Report, dated June 10, 2009, including Appendix A thereto.

Exhibit 99.6	Material Change Report, dated June 25, 2009, including Appendix A thereto.

Exhibit 99.7	Material Change Report, filed August 10, 2009 amending the Material Change Report dated August 4, 2009, including Appendix A thereto.

Exhibit 99.8	Material Change Report, dated August 19, 2009, including Appendix A thereto.

Exhibit 99.9	Material Change Report, dated October 20, 2009, including Appendix A thereto.

Exhibit 99.10	Material Change Report, dated October 20, 2009, including Appendix A thereto.

Exhibit 99.11	Material Change Report, dated November 3, 2009, including Appendix A thereto.

Exhibit 99.12	Material Change Report, dated November 5, 2009, including Appendix A thereto.

Exhibit 99.13	Material Change Report, dated January 18, 2010, including Appendix A thereto.